March 28, 2025

William J. Mault
Executive Vice President and Chief Financial Officer
Summit Midstream Corp
910 Louisiana Street, Suite 4200
Houston, TX 77002

       Re: Summit Midstream Corp
           Registration Statement on Form S-3
           Filed March 24, 2025
           File No. 333-286038
Dear William J. Mault:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Julian Seiguer